Exhibit 99.1
Deutsche Bank Dr. Josef Ackermann Chairman of the Management Board and the Group Executive Committee Morgan Stanley European Financials Conference London, 24 March 2010

1 2009: a strong base for profitable growth Agenda 2 Implementing Phase 4 of our management agenda 4 The regulatory environment: key constraints 3 Liquidity and funding: well-placed to support Phase 4

2009: a strong base for profitable growth (1) Based on average active equity (2) Recommended (3) Total assets based on U.S. GAAP pro-forma divided by total equity per target definition Profitability Income before income taxes (FY, in EUR bn) Net income (FY, in EUR bn) Pre-tax RoE (FY, target definition)(1) 31 Dec 2008 31 Dec 2009 5.2 5.0 15% (5.7) (3.9) (20)% 23x 28x Leverage ratio (target definition)(3) Leverage reduction 891 1,030 Total assets (U.S. GAAP pro-forma, in EUR bn) Capital strength 12.6% 34.4 10.1% 31.1 Tier 1 capital ratio Tier 1 capital (in EUR bn) Core Tier 1 capital ratio 7.0% 8.7% 0.75(2) 0.50 Dividend per share (annual, in EUR) Total assets (IFRS, in EUR bn) 1,501 2,202

Revenues and profits close to pre-crisis record levels ... In EUR bn Net revenues Net income '03 '04 '05 '06 '07 '08 '09 Mark-downs Net revenues '03 '04 '05 '06 '07 '08 '09 (1) Includes significant property impairment of EUR 0.5 bn for 1Q2009 and of EUR 0.1 bn for 4Q2009; 2003-2005 based on U.S. GAAP, 2006 onwards based on IFRS (1)

.... simultaneously with significant leverage reduction ... Assets Leverage ratio(1) (CHART) 1Q 2Q 3Q 4Q 2008 (CHART) U.S. GAAP pro-forma, in EUR bn 1Q 2Q 3Q 4Q 2009 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q (541) (14)x 2008 2009 (1) Total assets based on U.S. GAAP pro-forma divided by total equity per target definition Note: Figures may not add up due to rounding differences Target: 25x

.... and our strongest capital ratios ever RWA, in EUR bn Tier 1 ratio, in % Core Tier 1 ratio, in % 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 12.6 (43) Tier 1 capital, in EUR bn 32.8 28.3 32.3 31.1 27.9 32.5 33.7 8.7 Target: ^10% 2008 2009 Note: Core Tier 1 ratio = Tier 1 capital less hybrid Tier 1 capital divided by RWAs 34.4

Well placed to deliver on Phase 4 Focus on core PCAM businesses and home market leadership Increase CIB profitability with renewed risk and balance sheet discipline Focus on Asia as a key driver of revenue growth Reinvigorate our performance culture Management Agenda Phase 4 2009 - 2011

Agenda 1 2009: a strong base for profitable growth 2 Implementing Phase 4 of our management agenda 2011 potential in our core businesses Re-invigorating our performance culture 4 The regulatory environment: key constraints 3 Liquidity and funding: well-placed to support Phase 4 financial transparency.

Phase 4: financial potential

		Phase 4 potential 2011
Performance	Revenue growth p.a.	~ 8%
	Income before income taxes, in EUR bn(1)	~ 10.0
	Return on Equity(2)	25% over the cycle
	Cost / income ratio	~ 65%
Constraints	Tier 1 ratio	≥10%
	Leverage(3)	≤25x

(1) Before Corporate Investments and Consolidations & Adjustments
(2) Pre-tax return on Average Active Equity
(3) Per target definition: Assets based on U.S.GAAP 'pro-forma'; total equity adjusted for FV gains / losses on DB issued debt

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Deutsche Bank

No further major market dislocations Normalization of asset valuations Global revenue fee pool: CAGR of 9% to a level slightly below 9M2007 annualized Margins remain higher than pre-crisis Interest rates normalization from 2nd half 2010 Global GDP growth ^ 2% p.a. over the period Environmental Deutsche Bank No significant further write-downs Market share gains EUR 1 bn efficiency gains out of infrastructure Phase 4: assumptions for 2010 - 2011

Phase 4: clear profit targets for all businesses Asset and Wealth Management (AWM) Private & Business Clients (PBC) Corporate Banking & Securities (CB&S) Global Transaction Bank (GTB) Total business divisions Income before income taxes, in EUR bn 0.2 0.5 3.5 0.8 5.0 1.0 1.5 6.3 1.3 10.0 7.4 0.8 1.1 4.5 1.0 Phase 4 potential ? Analysts(1) estimates 2011 2009 reported Bottom up approach ? (2.6) (1) Based on 20 sell-side analysts publishing estimates from December 2009 to March 2010 Note: Figures do not add up due to rounding differences financial transparency.

2011 potential: CB&S / Global Markets

Income before income taxes, in EUR bn


Revenue development
~2.4
Cost development
~(1.6)
Risk development
~(0.9)
Margin / volume normalisation
Lower market volatility
Predominantly FX/Rates/ Credit
De-risking losses
Legacy businesses
Mark-downs
Monoline reserves
Strategic hiring
Platform investments
Commodities build
EM debt build
Other
U.S. cash
Liquid/flow derivatives
Asia cash
Prime Brokerage
Direct market access
Clearing
5.6
(4.0)
4.1
5.7
5.6
2009 IBIT
Revenue impacts
Market nor-malisation
Specific items / other trading losses
2009 adjusted
Growth areas
Equities
Debt / other products
Growth related costs
Additional staff costs incl. deferrals
Potential write-downs(1)
2011 potential IBIT

(1) Primarily contra-revenues

Note: Does not correspond to segmental reporting; the sum of GM and CF does not add up to the reported CB&S figure mainly due to LEMG; column size is illustrative

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financial transparency.

2011 potential: CB&S / Corporate Finance

Income before income taxes, in EUR bn


Revenue development
~0.9
Cost development
~(0.4)
Risk development
~0.0
Credit spreads tightening
Lower market volatility
Lower hedge losses
0.6
0.4
2.4
0.9
(2.6)
IPO market
Recapitalization
Financing
Top-5
Key investments (M&A, FIG, NRG)
Strategic hires:
Junior hiring
Senior hires in FIG, NRG, China & UK
CRE / Other mark-downs(1) (0.9)
IAS 39 LLPs (1.2)
Lev. Fin.-related legal settlements (0.3)
2009 IBIT
Specific items
Market normali-sation
2009 before specific items
Target fee pool growth
Share capture
Non-recurring Lev. Fin. revenues
Invest-ment hiring
Additional staff costs incl. deferrals
Additional risk costs(2)
2011 potential IBIT

(1) Incl. significant property impairments of EUR 0.5 bn (2) Incremental LLP

Note: Does not correspond to segmental reporting; The sum of GM and CF does not add up to the reported CB&S figure mainly due to LEMG; column size is illustrative FIG = Financial Institutions Group; NRG = Natural Resources Group; LDCM = Leveraged Debt Capital Markets

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Deutsche Bank

financial transparency.

2011 potential: Global Transaction Banking

Income before income taxes, in EUR bn


Revenue development
~1.1
Cost development
~(0.5)
Risk development
~(0.0)
Expansion in key growth regions (e.g. Asia, MENA)
Strengthening footprint in Europe
Supply Chain Finance
Agency Securities Lending
Securities Clearing
Alternative Fund Services
Normalisation:
Avg. EONIA
Avg. FFE
Local LargeCap/MNC clients
Large MidCaps in Europe
Public sector
Non-bank FI´s and Tier 2 and 3 banks
Payment Service Directive
Reduced funding benefit
IT
Additional headcount
Integration of parts of ABN AMRO(1)
0.8
1.3
2009 reported IBIT
Growth areas
Markets
Solutions
Clients
Improved interest rates
Other constraints
Growth related investment costs
Additional risk costs(2)
2011 potential IBIT

(1) Pro rata running and migration costs (2) Incremental LLP

MNC = Multi National Corporates, EONIA = Euro OverNight Index Average , FFE = Federal Funds Effective

Note: Figures do not add up due to rounding differences; column size is illustrative

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Deutsche Bank

financial
transparency.

2011 potential: Asset Management

Income before income taxes, in EUR m

Assumes no appreciation of equity indices 2010 - 2011


Revenue development
~45
Cost development
~235
Risk development
~0
RREEF-related losses
MM fund injections
Severance
Acquisition costs
Write-back of DWS Scudder intangible
Rightsizing / Smartsourcing / Outsourcing (RREEF prop mgmt./fund accounting, EQ/QS, Portfolio mgt (~800 FTE))
Partnerships (e.g. insurance) (~100 FTE)
IT / Ops optimization
Office space rationalization
Full year 2009 market impact
AUM growth
RREEF transaction activity growth
Result of 2009 reductions
159
63
222
500
2009 reported IBIT
Specific items
2009 before specific items
Market normali-sation
Strategic initiatives
2010-2011 organic growth
Cost savings run rate
Strategic initia-tives
IT/Ops/ Real Estate rationali-zation
Change in LLPs
2011 potential IBIT

Note: Figures do not add up due to rounding differences; column size is illustrative

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Deutsche Bank

financial transparency.

2011 potential: Private Wealth Management

Income before income taxes, excluding effects from Sal. Oppenheim, in EUR m


Revenue development
~310
Cost development
~(0)
Risk development
~0
425
Increased volumes
Global re-pricing initiative
New platform project
Exit small booking centers
Double-size Asia
Severance
ARS/ARP settlement costs
Acquisition costs
Germany
U.S.
73
116
GB/GM partnerships
RMs team profile uplift
HNWI market growth
Predominantly Asia
43
2009 reported IBIT
2009 specific items
2009 before specific items
Emerging market
UHNW pro-position
On-shore market growth
Lending
Product initiatives
Organic growth hires
Cost base reduction
Change in LLPs
2011 potential IBIT

Note: Figures do not add up due to rounding differences; column size is illustrative

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Deutsche Bank

Sal. Oppenheim: dedicated strategy for each business activity Wealth Management Asset Management Corporate Banking/ Financial Markets/ Other Cluster 1 Wealth Management Germany Asset Management Germany/Lux IB (incl. attributable overhead/IT) Other (BAS, SGG, Alternative investments, etc.) SOPEP Cluster 2 Cluster 3 Cluster 4 WM GER + AM GER/LUX Select WM / AM international activities Other business Core Integrate Reposition (SOPEP) Disposal / wind-down Strategic options Switzerland Austria Luxembourg BAS = BHF Asset Servicing, SOPEP = Sal. Oppenheim Private Equity Partners, SGG = Services Generaux de Gestion

1 Asset base has remained stable In EUR bn (1) Assets, deposits, Esch investment volume and other, AuC of Sal. Opp., excl. loans, AuC of BHF Adjusted values for DB definition of Invested Assets: Dec 2008: EUR 100.9 bn; Dec 2009: EUR 103.3 bn (2) Excludes OVAM (Oppenheim VAM Kapitalanlagegesellschaft mbH) EUR 11 bn AuM. Consideration from Jan 2010 onwards Sal. Opp. WM Germany Sal. Opp. WM foreign entities Sal. Opp. Institutional Sal. Opp. IB & other BHF Dec 2009 137.1 29.3 8.7 48.3 5.2 40.9 ^ NNA (2.7) Dec 2008 137.1 31.7 8.6 41.9 11.1 39.1 SOPEP 4.7 4.7 3.7 ? Adjustments (1.0) ^ Market Observations AuM development Sal. Oppenheim Group(1) In EUR bn AuM of core proposition (cluster 1 and 2) overall broadly stable Sal. Opp. Institutional AuM growth largely driven by reallocation of AuC from Sal. Opp. IB to Sal. Opp. Institutional AuM excl. EUR 11 bn from OVAM closed in January 2010 financial transparency.

2011 potential: Private & Business Clients

Income before income taxes, in EUR bn


Revenue development
~0.7
Cost development
~0.1
Risk development
~0.0
0.5
0.2
0.7
1.5
Severance / investments related to efficiency program
One-off gain from LLP recalibration
Hua Xia
Optimization in:
Head-office
Mid-office
Service centers
IT
Other
Investment & Insurance products: sales initiatives, realignment of specialized investment advisory teams
Credit Products: selective growth mainly in Europe, exit of specific portfolios and tightened approval criteria
Deposits & Payments / Other(1): active margin management, fixed rate saving deposits up 20 bps over the next 12 months
Growth related non-comp increase
Selected investments
Staff costs
2009 reported IBIT
Specific items
2009 before specific items
Germany
Europe
Sales initiatives
Asia
Efficiency initiatives(2)
Cost to achieve growth
Infra-structure platform efficiency
Change in LLPs
2011 potential IBIT

(1) Mainly Asset Liability Management (2) Reduces also risk costs

Note: Figures may not add up due to rounding differences; column size is illustrative

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Deutsche Bank

Agenda 1 2009: a strong base for profitable growth 2 Implementing Phase 4 of our management agenda 2011 potential in our core businesses Re-invigorating our performance culture 4 The regulatory environment: key constraints 3 Liquidity and funding: well-placed to support Phase 4

DB Group headcount Efficiency aspiration FTE, at period end 79 82 80 75 70 70 134 72 Cost/income ratio, in %: Performance culture: cost and infrastructure efficiency 65 Target: Note: 2002 - 2005 based on U.S. GAAP, since 2006 based on IFRS Renewed emphasis on cost discipline and efficiency Continued focus on employee productivity in front-office Substantial efficiency aspiration in infrastructure - EUR 1 bn efficiency gains by 2011 Investor Day

Function / area Key levers Technology / IT Functional alignment of IT operating model: Elimination of duplication Functional integration and standardisation of processes (app. dev., production mgt.) Maximising value from of vendor management and outsourcing Maximum benefit of low-cost locations Platform efficiencies (Berliner Bank, GTB integration) End 2011 potential run-rate cost saving » 200 - 250 Cost and infrastructure efficiency: examples of initiatives In EUR m Illustrative Global Business Services Transition to next generation operating model: Lean process redesign Further use of low-cost locations Continued standardisation of processes Automation (elimination of manual processes) » 150- 200 Legal, Risk & Capital Implementation of Global Efficiency Model: Redefine core and optimise non-core activities Strict risk / return discipline in portfolio / coverage Integrated delivery model Increase outsourced footprint » 100

1 2009: a strong base for profitable growth Agenda 2 Implementing Phase 4 of our management agenda 3 Liquidity and funding: well-placed to support Phase 4 4 The regulatory environment: key constraints

Modest reliance on short-term wholesale funding In EUR bn Funding sources overview Liquidity position Reduced funding demand following asset reductions Conservative funding mix maintained Available cash and strategic liquidity reserve exceed net funding gap under combined idiosyncratic / market stress scenario Modest issuance plan for 2010 of EUR 19 bn (EUR 20 bn issued in 2009) (1) Other includes fiduciary, self-funding structures (e.g. X-markets), margin / Prime Brokerage cash balances (shown on a net basis) (2) Includes ABCP conduits

Timely and well-priced funding through the crisis ... 0 50 100 150 200 250 300 350 0 50 100 150 200 250 300 350 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Bps over Euribor / Libor Deutsche Bank Deutsche Bank European Peer European Peer US Peer US Peer European Peer European Peer DB 5yr senior CDS DB 5yr senior CDS Benchmark issuance: DB vs. peers(1) DB sourced EUR 30 bn at attractive prices ... .... result: no funding needed during crisis months Best price of 2009 ytd Funding resumes at favorable prices (1) Triangles represent government-guaranteed issues and diamonds unguaranteed. All of DB's issues are non-government-guaranteed DB 5yr EUR new issue spread

3yr 4yr 5yr 6yr 7yr 2yr 8yr 9yr 10yr .... and strong liquidity positions Liquidity profile Strategic liquidity reserve As of December 2009, in EUR bn End 2007 - 2009, in EUR bn Avoidance of mismatches Net long-funded across all term buckets Significant increase in liquidity reserve Additional buffer of approximately EUR 20 bn: overnight cash liquid securities in trading businesses Surplus

1 2009: a strong base for profitable growth Agenda 2 Implementing Phase 4 of our management agenda 3 Liquidity and funding: well-placed to support Phase 4 4 The regulatory environment: key constraints

The changing environment: capital Stressed Value-at-Risk Incremental risk charge Trading book securitization Correlation trading Capital demand / supply, 3Q2007 - 4Q2009 Key components Buffer to 10% BIS Tier 1 ratio Rating migra- tion FY2008 net loss Increase of Tier 1 target to 10% Other Total Total RWA initia- tives Contin- gent capital & hybrids Accum. net in- come(1) Post- bank related capital increase Other Capital demand Capital supply (1) Excluding FY2008 net loss; figures do not add up due to rounding In EUR bn

The changing environment: additional issues Consultation phase Proposal / discussion phase Basel Committee consultative document Capital / capital eligibility Leverage Liquidity Counterparty credit risk Countercyclical capital buffers Timeline for implementation National capital requirements Structure and capitalization of legal entities Asset allocation Allocation of operations Sources and means of funding "Living wills" U.S. balance sheet levy U.S. / EU proposed reforms Proprietary trading Hedge funds Private equity / principal investments

Well-capitalized Strong liquidity / funding Clear achievable goals Significant capital buffer Future retained earnings potential Fresh capital for buying new earnings streams (only) Key takeaways In all aspects: positioned to deliver on Phase 4 Substantial liquidity reserve Net long - funded in all maturities Profit growth of core businesses Infrastructure efficiency gains

Cautionary statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2010 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2009 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche-bank.com/ir.